EXHIBIT 99.1

NEWS RELEASE

Lund, Sweden - November 4, 2002

                                                           Alpha Laval Group
                                                           Box 73
                                                           SE-21 00 Lund
                                                           Sweden
                                                           Tel: +46 46 36 70 00
                                                           Fax:  +46 46 30 68 60
                                                           www.alfalaval.com



Clarifications regarding asbestos-related lawsuits in the US

In the asbestos lawsuits where Alfa Laval Inc. has been named as a defendant, the plaintiffs have not identified any Alfa Laval products that Alfa Laval believes could form the basis for liability, and in no lawsuit has an Alfa Laval product been determined as the cause of any asbestos injury. Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

As was disclosed in the Q3 interim report, distributed October 31, 2002, a subsidiary in the US, Alfa Laval Inc., has recently been named with increasing frequency as a co-defendant in lawsuits related to injuries allegedly suffered from the use of asbestos. These lawsuits relate to claims alleging injuries from exposure to asbestos primarily from the 1930's to the end of the 1970's. Alfa Laval Inc. is only one of hundreds of companies named as a defendant. Historically, claims against Alfa Laval Inc. have been dismissed due to lack of relevance or have been settled for insignificant amounts, far below expected defence costs.

o Prior to early 2002, Alfa Laval was granted summary judgement in its favour in nine asbestos lawsuits. A further seven lawsuits where Alfa Laval Inc. was named as a co-defendant have been dismissed. Alfa Laval also settled five asbestos lawsuits for insignificant amounts that were substantially less than estimated defence costs, however without accepting any liability. As per January 2002, Alfa Laval Inc. was involved in 9 asbestos-related lawsuits, filed between 1997 and 2001.

o As per May 20, 2002, Alfa Laval was aware of the existence of 11 lawsuits in which Alfa Laval Inc. was named as a co-defendant. These 11 lawsuits, which were not considered material, represented an aggregate of 517 plaintiffs, of which 507 corresponded to one lawsuit in which Alfa Laval was one of 384 defendants. Each of the remaining lawsuits had one plaintiff. In all of the cases, Alfa Laval was only named as one of numerous defendants.

o As per September 30, 2002, Alfa Laval Inc. was named as a co-defendant in a total of 25 asbestos lawsuits.

o Since October 1, 2002, Alfa Laval Inc. has been named as a co-defendant in an additional 43 lawsuits. Notice regarding 30 of these additional 43 lawsuits was received during the last few days. As a result of these recent lawsuits, Alfa Laval Inc. is now named

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Subject:  Clarifications regarding asbestos related lawsuits in the US as a co-defendant in a total of 68 asbestos lawsuits representing approximately 7,500 plaintiffs. These plaintiffs do not identify any Alfa Laval products that the company believes could form the basis for liability.

o Historically, the asbestos lawsuits in which Alfa Laval Inc. has been named as a defendant involved few plaintiffs, but with a large number of co-defendants. More recently, the company has been named in asbestos lawsuits also with large numbers of plaintiffs, which has now become a common approach in the US. The total number of plaintiffs underlying the lawsuits in which Alfa Laval Inc. has been named as a co-defendant is approximately 7,500. Alfa Laval Inc. is in all cases one among a large number of defendants. Over 6,550 plaintiffs are parties to the two largest lawsuits in which Alfa Laval Inc. has been included as a co-defendant. These two lawsuits became known to Alfa Laval during the last three months, and more specifically the latest one became known on November 1. These two lawsuits named 380 and 266 defendants respectively.

Based on current information and Alfa Laval's understanding of the situation of these lawsuits, Alfa Laval does not believe that these lawsuits will have a material adverse effect on the company's financial condition or results of operations.

Safe Harbor for Forward-Looking Statements

Certain statements herein constitute "forward-looking" statements and are intended to qualify for the liability safe harbor under the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate" and similar expressions identify such forward-looking statements. Others can be identified from the context in which made. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Alfa Laval to be materially different from those contemplated, projected, forecast or estimated, whether express or implied, by such forward-looking statements. Important factors that could cause these differences include worldwide economic and business conditions and regulatory, legislative and judicial developments; the inherent uncertainties relating to litigation; business conditions for our customers; availability and price fluctuations of raw materials; changes in our business strategy or development plans; and success with our product development efforts.


For further information please contact:

Sigge Haraldsson
President and CEO
Alfa Laval Group
Phone: +46 46 36 70 00